EXHIBIT 99.4

CRYPTOLOGIC LIMITED

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

April 12, 2010

To Registered and Beneficial Shareholders:

In accordance with National Instrument 54-101, shareholders may elect annually to have their names added to the Company’s Supplemental Mailing List. In order to receive annual financial statements or interim financial statements, or both, please complete the following and forward to the offices of:

EQUITY TRANSFER & TRUST COMPANY
Suite 400, 200 University Avenue
Toronto, Ontario, Canada, M5H 4H1

I HEREBY CERTIFY that I am a shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.

NAME (PLEASE PRINT)
ADDRESS
CITY PROVINCE/STATE POSTAL/ZIP CODE

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COUNTRY                                                                                             E-MAIL

☐ Interim Financial Statements                                                                SIGNED: __________________________________
☐ Annual Financial Statements                                                                                     (Signature of Shareholder)